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13011923

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51965

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/12**   AND ENDING   **12/31/12**
                                            mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Martin Wolf Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4000 Executive Parkway, Suite 515
                                 (No. and Street)

San Ramon	**California**	**94583**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hubert B. Willman   **925-355-0110**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Ernst Wintter & Associates, Certified Public Accountants
                           (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JURAT

STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA

Subscribed and sworn to (or affirmed) before me on this *14th* day of _March_, 2013, by _Herbert B. Willman_, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Amanda Nelson
Amanda Nelson, Notary Public

AMANDA NELSON
Commission # 1895211
Notary Public - California
Contra Costa County
My Comm. Expires Jul 11, 2014

(seal)

OATH OR AFFIRMATION

I, **Hubert B. Willman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Martin Wolf Securities LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Martin Wolf Securities LLC

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Martin Wolf Securities LLC

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Martin Wolf Securities LLC

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES   *Certified Public Accountants*
_____

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Auditor's Report
_____

To the Member
Martin Wolf Securities LLC
San Ramon, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Martin Wolf Securities LLC, (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Wolf Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

March 11, 2013

1

Martin Wolf Securities LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	1,021,984
Accounts receivable		85,022
Notes receivable, net of unamortized discount		49,741
Prepaid expense		4,989
Total Assets	**$**	**1,161,736**

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,620
Due to member		20,022
Total Liabilities		**21,642**
Member's Equity		**1,140,094**
Total Liabilities and Member's Equity	**$**	**1,161,736**

Martin Wolf Securities LLC

Statement of Income

For the Year Ended December 31, 2012

Revenue		
Investment banking fees	$	1,758,189
Investment income		759,585
Interest and other income		105,623
Total Revenue		2,623,397
Expenses		
Professional fees		18,575
Operating expenses		116,163
Total Expenses		134,738
Net Income	$	2,488,659

Martin Wolf Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2012

December 31, 2011	$	1,141,435
Distributions		(2,490,000)
Net income		2,488,659
December 31, 2012	$	1,140,094

Martin Wolf Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	2,488,659
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of discount on note receivable		(18,849)
(Increase) decrease in:		
Accounts receivable		16,478
Accrued interest on note receivable		800
Prepaid expenses		(4,989)
Increase (decrease) in:		
Accounts payable and accrued expenses		(20,928)
Due to member		9,374
Net Cash Provided by Operating Activities		2,470,545
Cash Flows from Investing Activities		
Payment on note receivable		42,901
Net Cash Provided by Investing Activities		42,901
Cash Flows from Financing Activities		
Distributions		(2,425,000)
Net Cash Used by Financing Activities		(2,425,000)
Net Increase in Cash and Cash Equivalents		88,446
Cash and cash equivalents at beginning of year		933,538
Cash and Cash Equivalents at End of Year	$	1,021,984
Non-Cash Investing and Financing Activities		
Investment distributed to member	$	65,000

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2012

1. **Organization**

   Martin Wolf Securities LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated ("MWA") and operates in San Ramon, California. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Accounts Receivable
   The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and amounts are charged to operations when they are determined uncollectible.

   Note Receivable
   Note receivable is stated at unpaid principal balance less an unearned discount. The unearned discount on the note receivable is recognized as income over the term of the note using the imputed interest method.

   Investment Banking Fees
   Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800. The Company is no longer subject to examinations by major tax jurisdictions for years before 2008.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2012

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and Cash Equivalents, Short-term Financial Instruments, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment in Joint Venture

In 2009, the Company earned advisory fees for the sale of DLT Solutions, Inc. In lieu of cash, the Company received a 3% interest in a newly formed, joint venture between DLT Solutions Holdings, Inc. and Martin Wolf Securities LLC called DLT-MWS, LLC ("DLT-MWS"). Since market prices are not available for the valuation of this investment, the Company contracted an independent, third party to determine the fair value of the instrument. In 2009, this third party determined the value by estimating a probability of exercise at discrete intervals over time, calculating the value of the investment at each interval, and summing the value of the investment at each interval. During 2012, the Company estimated the value of the investment to remain unchanged. On December 31, 2012, the Company distributed its investment in DLT-MWS to MWA.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2012

3. Fair Value Measurements (Continued)

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Investment in joint venture	$ -	$ -	$ -	$ -
Total assets at fair value	$ -	$ -	$ -	$ -

Changes in Level 3 Instruments for the Year Ended December 31, 2012
The table below summarizes the activity for nonmarketable equity securities measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2012.

	Level 1	Level 2	Level 3	Total
Balance December 31, 2011	$ -	$ -	$ 65,000	$ 65,000
Distribution of investment	-	-	(65,000)	(65,000)
Balance December 31, 2012	$ -	$ -	$ -	$ -

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $997,788 which exceeded the requirement by $992,788.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's investment banking fees during the period was primarily the result of a few transactions. Approximately 71% of revenue was generated from three customers and 70% of accounts receivable was due from one customer.

Deposits at a financial institution exceeded the federally insured limits by $784,005. Of this amount, $127,720 was held in an uninsured money market account at year end.

6. Related Party Transaction

Martin Wolf Associates Incorporated (MWA) is the Company's sole member. MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

The Company held a membership interest in DLT-MWS which is a co-owner of DLT Group Holdings. In 2012, the Company collected $58,081 on the note receivable from DLT Group Holdings.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2012

7. **Note Receivable**

    The Company received a $200,000 note receivable from DLT Group Holdings with a stated interest rate of 3% in exchange for services. The note is payable in four annual installments of $58,081 beginning October 2010 and was guaranteed by two principals in the transaction. Due to the nature and term of the note, the Company contracted an independent third party for valuation of the note. Based on the characteristics of the debt, the note was discounted to $145,000 based on a target return of 19.5%. The carrying value of the note at December 31, 2012 was $49,741 which includes $5,468 of unamortized discount and $2,109 of accrued interest. The current year change to income related to the discount of the note was $18,849.

8. **Subsequent Events**

    The Company has evaluated subsequent events through March 11, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2012

Net Capital		
Total member's equity	$	1,140,094
Less: Non-allowable assets		
Accounts receivable		85,022
Note receivable, net of unamortized discount		49,741
Prepaid expense		4,989
Total non-allowable assets		139,752
Net capital before haircuts		1,000,342
Less: haircuts on securities		2,554
Net Capital	$	997,788
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of		
$21,642 or $5,000, whichever is greater		5,000
Excess Net Capital	$	992,788

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company's		
Part II of Form X-17A-5 as of December 31, 2012	$	345,800
Increase in member's equity		570,150
Decrease in non-allowable assets		81,838
Net Capital Per Above Computation	$	997,788

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Martin Wolf Securities LLC
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of Martin Wolf Securities LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 11, 2013

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Martin Wolf Securities LLC
San Ramon, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Martin Wolf Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012 noting $1,550,696 less revenue reported on Form SIPC-7;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers noting $31,576 less adjustments reported on Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the overpayment of $4,102 from 2011 SIPC-7 was not reported on the 2012 SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 11, 2013



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 051965   FINRA   DEC
> MARTIN WOLF SECURITIES LLC   20*20
> MARTIN WOLF
> 4000 EXECUTIVE PKWY STE 515
> SAN RAMON CA 94583-4206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2541.13

   B. Less payment made with SIPC-6 filed (exclude interest)   (Ø)

   _____
   Date Paid

   C. Less prior overpayment applied   (Ø)

   D. Assessment balance due or (overpayment)   2541.13

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   Ø

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2541.13

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2541.13

   H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Martin Wolf Securities LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **27** day of **Feb** 20**13**

President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,072,701.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(56251.-)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues

$ 1,016450

2e. General Assessment @ .0025

$ 2541.13

(to page 1, line 2.A.)

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